Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-74988



                  CHARTER MUNICIPAL MORTGAGE ACCEPTANCE COMPANY

       Supplement dated October 1, 2003 to the Prospectus Supplement dated
         September 29, 2003 and the Prospectus dated February 21, 2002

                         -------------------------------

        Reference is hereby made to the Prospectus Supplement dated September 29, 2003 (the "Prospectus Supplement") and the Prospectus dated February 21, 2002 relating to the offering of 1,419,385 Series A Convertible Community Reinvestment Act Preferred Shares ("Series A Convertible CRA Shares"). We have agreed to increase the offering by an additional 267,809 Series A Convertible CRA Shares. The additional Series A Convertible CRA Shares will be offered and sold on the same terms, including the public offering price, as set forth in the Prospectus Supplement.

        References throughout the Prospectus Supplement to 1,419,385 Series A Convertible CRA Shares are hereby replaced with 1,687,194 Series A Convertible CRA Shares, to reflect the increased offering size. Additionally, due to the increase in the offering size, the following disclosures are updated:

        The disclosure contained in the grids on the cover page and page S-90 of the Prospectus Supplement is replaced with the following:

                                           Per Share              Total
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Public Offering Price                        $18.67            $31,499,912
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Placement Agent's Commission                 $ 0.75            $ 1,265,396
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Proceeds, Before Expenses, to Us             $17.92            $30,234,516
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        Due to the increase in the offering size, we estimate that the net proceeds from the sale of the Series A Convertible CRA Shares will be approximately $30.1 million; the disclosure of our estimated net proceeds appearing in the Prospectus Supplement under the captions "Prospectus Supplement Summary--The Offering--Use of Proceeds" and "Use of Proceeds" is hereby updated accordingly.